

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Nanci Prado
Deputy General Counsel
LEVI STRAUSS & CO.
1155 Battery Street
San Francisco, CA 94111

       Re: LEVI STRAUSS & CO.
           Form 10-K for the Fiscal Year Ended November 27, 2022
           Response Dated May 2, 2023
           File No. 001-06631

Dear Nanci Prado:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing